FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Press release, dated October 26, 2006, regarding appointment of Institutional Outside Directors to the Board of Directors

Item 1

Press Release

Dirección General de Comunicación	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 26 October 2006

Number of pages: 1

REPSOL YPF PRESS RELEASE

The Nomination Committee of Repsol YPF’s Board of Directors agreed, in its session held yesterday afternoon, to inform favorably at the next meeting of the company’s Board of Directors on the appointment of Mr. Luis del Rivero Asensio and Mr. Juan Abelló Gallo as Institutional Outside Directors proposed by the new shareholder, Sacyr Vallehermoso.

This proposal corresponds to the vacancy produced following the resignations of Mr. Gonzalo Anes Alvarez-Castrillon and Mr. Marcelino Oreja Aguirre as board members.

Repsol YPF’s Board of Directors expresses its most sincere thanks to Mr. Gonzalo Anes and Mr. Marcelino Oreja for their dedication to the company during the numerous years that they held those positions, period which now ends on this occasion of the restructuring of the company’s shareholder base.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 26, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer